 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Imagine Investments, Inc. (Last) (First) (Middle) 8150 North Central Expressway Suite 1901 (Street) Dallas, TX 75206 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Wickes, Inc. 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 04/04/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director   X 10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

     Form filed by One Reporting Person
X   Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	11/01/2001		J(1)		601,790	A	$5.025 (1)	615,000 (2)	(3)	(3)
Common Stock	04/04/2003		J(4)		2,797,743	A	$5.00 (4)	3,412,743 (2)	(3)	(3)
								467,000 (5)	(3)	(3)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Call Option (right to buy)	$5.025 (1)	11/01/2001		J(1)			429,850	3/20/2001	12/31/2001 (1)	Common Stock	429,850	$5.025	-0-	(3)	(3)
Put Option (obligtion to buy)	$5.025 (1)	11/01/2001		J(1)			429,850	3/20/2001	12/31/2001 (1)	Common Stock	429,850	$5.025	-0-	(3)	(3)
Call Option (right to buy)	$5.025 (1)	11/01/2001		J(1)			171,940	4/6/2001	12/31/2001 (1)	Common Stock	171,940	$5.025	-0-	(3)	(3)
Put Option (obligtion to buy)	$5.025 (1)	11/01/2001		J(1)			171,940	4/6/2001	12/31/2001 (1)	Common Stock	171,940	$5.025	-0-	(3)	(3)
Option (Right to Buy)	$5.00 (6)	04/04/2003		J(6)		53,700		04/04/03	(6)	Common Stock	53,700	$5.00	53,700	(3)	(3)

Explanation of Responses:

(1)        On or about March 20, 2001 and April 6, 2001, Imagine Investments, Inc., the designated Reporting Person ("Imagine Investments"), entered into several individual Purchase and Sale in Collateral Documents Agreements (the "Purchase Agreements") with various holders ("Holders") of 11% Secured Notes Dated as of April 1, 1999 (the "Notes") issued by Riverside Group, Inc., a Florida corporation, pursuant to which Imagine Investments acquired the Notes in exchange for cash and delivery of 601,790 shares of common stock of the Issuer held by Imagine Investments (the "Note Shares"). The Purchase Agreements provided that Imagine Investments shall have the absolute, irrevocable and unconditional right and the option to purchase the Note Shares between the date of closing of the purchase of the Notes and December 31, 2001, at a price of $5.025, subject to adjustment as provided therein. The Purchase Agreements also provided that the Holders shall have the absolute, irrevocable and unconditional right and option to require Imagine Investments to purchase the Note Shares between the date of closing of the purchase of the Notes and December 31, 2001, at a price of $5.025, subject to adjustment as provided therein. On November 1, 2001, Imagine Investments exercised its call option under the Purchase Agreements and acquired the Note Shares.

(2)        These securities are owned directly by Imagine Investments.

(3)        Imagine Investments is a wholly-owned subsidiary of Stone Investments, Inc. Stone Investments, Inc. is a wholly-owned subsidiary of Stone Capital, Inc. Stone Capital, Inc. is a wholly-owned subsidiary of Stone Holdings, Inc. Each of the Marital Trust established pursuant to the provisions of Section 3 of Article B of the agreement establishing the James M. Fail Living Trust (the "Marital Trust"), the James M. Fail Living Trust (the "Living Trust") and P.S.F. Holdings Limited Partnership, a Texas limited partnership ("P.S.F."), owns approximately 50%, 20% and 30%, respectively, of the common stock of Stone Holdings, Inc. Additionally, the Marital Trust and the Living Trust own, in the aggregate, approximately 22.6% of the preferred stock of Stone Holdings, Inc. James M. Fail is a trustee of each of the Marital Trust and the Living Trust. Winn Holdings, LLC, a Texas limited liability company ("Winn Holdings"), is the sole general partner of P.S.F., owning a 1% general partnership interest therein. Kathryn Fail Luttrull is the sole member and manager of Winn Holdings.

(4) These shares of Common Stock were acquired pursuant to that certain Agreement for Conveyance of Shares of Wickes, Inc. in lieu of Foreclosure and Bill of Sale dated April 4, 2003 (the "Agreement") between Imagine Investments, Riverside Group, Inc., a Florida corporation ("Borrower"), and the other parties named therein, in satisfaction of $13,988,715 aggregate amount of indebtedness owed to Imagine Investments by Borrower. The parties to the Agreement agreed that the amount of the indebtedness exchanged for these reported shares of the Issuer was calculated to be $5.00 of indebtedness per each share of Common Stock of the Issuer even though the parties acknowledged that they believe that the fair market value of a share of Common Stock of the Issuer as of that date is substantially less.

(5)        These securities are owned directly by Stone Investments, Inc.

(6)        Option granted pursuant to Letter Agreement dated April 4, 2003 between Borrower and Imagine Investments. The term of the option commenced on such date and terminates 10 days following the payment of remaining debt owed Imagine Investments, Inc. by Borrower. The exercise price of $5.00 was agreed upon by the parties even though the parties acknowledged that they believe that the fair market value of a share of Common Stock of the Issuer as of that date is substantially less.

By:	Date:
/s/ Gary M. Goltz	April 7, 2003
Vice President
** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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Additional Information Reported For This Form
Name and Address of Reporting Person* Imagine Investments, Inc. (Last) (First) (Middle) 8150 North Central Expressway Suite 1901 (Street) Dallas, TX 75206 (City) (State) (Zip)	Issuer Name and Ticker or Trading Symbol Wickes, Inc.	Statement for (Month/Day/Year) 04/04/2003

JOINT FILER INFORMATION

Name: Stone Investments, Inc.

Address: 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206

Designated Filer: Imagine Investments, Inc.

Issuer & Ticker Symbol: Wickes, Inc. (WIKS)

Date of Event Requiring Statement: April 4, 2003

Signature: s/Gary M. Goltz
          Gary M. Goltz
          Vice President

__________________________________________

Name: Stone Capital, Inc.

Address: c/o Stone Holdings, Inc., 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206

Designated Filer: Imagine Investments, Inc.

Issuer & Ticker Symbol: Wickes, Inc. (WIKS)

Date of Event Requiring Statement: April 4, 2003

Signature: s/Gary M. Goltz
            Gary M. Goltz
            Vice President

__________________________________________

Name: Stone Holdings, Inc.

Address: 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206

Designated Filer: Imagine Investments, Inc.

Issuer & Ticker Symbol: Wickes, Inc. (WIKS)

Date of Event Requiring Statement: April 4, 2003

Signature: s/Gary M. Goltz
            Gary M. Goltz
            Executive Vice President

__________________________________________

Name:        The Marital Trust established pursuant to the provisions of Section 3 of Article B of the agreement establishing the James M. Fail Living Trust

Address: 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206

Designated Filer: Imagine Investments, Inc.

Issuer & Ticker Symbol: Wickes, Inc. (WIKS)

Date of Event Requiring Statement: April 4, 2003

Signature: s/Gary M. Goltz*
            James M. Fail
            Trustee

__________________________________________

Name: James M. Fail Living Trust

Address: 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206

Designated Filer: Imagine Investments, Inc.

Issuer & Ticker Symbol: Wickes, Inc. (WIKS)

Date of Event Requiring Statement: April 4, 2003

Signature: s/Gary M. Goltz*
            James M. Fail
            Trustee
__________________________________________

Name: P.S.F. Holdings Limited Partnership

Address: 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206

Designated Filer: Imagine Investments, Inc.

Issuer & Ticker Symbol: Wickes, Inc. (WIKS)

Date of Event Requiring Statement: April 4, 2003

Signature: s/Gary M. Goltz*
            Kathryn Fail Luttrull, sole member of
            Winn Holdings, LLC, its general partner

__________________________________________

Name: Winn Holdings, LLC

Address: 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206

Designated Filer: Imagine Investments, Inc.

Issuer & Ticker Symbol: Wickes, Inc. (WIKS)

Date of Event Requiring Statement: April 4, 2003

Signature:        s/ Gary M. Goltz*
                Kathryn Fail Luttrull, sole member

__________________________________________

Name: James M. Fail

Address: 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206

Designated Filer: Imagine Investments, Inc.

Issuer & Ticker Symbol: Wickes, Inc. (WIKS)

Date of Event Requiring Statement: April 4, 2003

Signature: s/Gary M. Goltz*
            James M. Fail

__________________________________________

Name: Kathryn Fail Luttrull

Address: 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206

Designated Filer: Imagine Investments, Inc.

Issuer & Ticker Symbol: Wickes, Inc. (WIKS)

Date of Event Requiring Statement: April 4, 2003

Signature: s/ Gary M. Goltz*
            Kathryn Fail Luttrull

__________________________________________

*As Attorney-in-Fact